(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS

FOR THREE MONTH PERIOD ENDED MARCH 31, 2011

(Expressed in Canadian Dollars)

(Unaudited)

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	MARCH 31,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010

ASSETS

Current Assets
Cash	$22,646,428	$24,376,060	$1,504,920
Accounts receivable	389,214	515,405	11,173
Prepaids	574,161	656,726	—
Total current assets	23,609,803	25,548,191	1,516,093

Non-current assets
Equipment (Note 4)	294,446	304,290	—
Exploration and evaluation assets (Note 6)	88,668,711	88,668,710	—
Total non-current assets	88,963,157	88,973,000	—

Total assets	$112,572,960	$114,521,191	$1,516,093

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$1,736,719	$896,088	$181,861
Due to related parties (Note 9)	199,732	131,097	44,824
Total current liabilities	1,936,451	1,027,185	226,685

Shareholders’ equity
Share Capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued: 82,227,689 (December 31, 2010 — 81,589,189, January 1, 2010 - 9,279,081) common shares	138,400,863	137,210,613	20,164,894
Subscriptions received in advance	—	—	1,500,000
Contributed Surplus	10,236,066	8,631,142	256,477
Deficit	(38,000,420)	(32,347,749)	(20,631,963)
Total shareholders’ equity	110,636,509	113,494,006	1,289,408

Total liabilities and shareholders’ equity	$112,572,960	$114,521,191	$1,516,093

Nature of operations and going concern (Note 1)

Subsequent events (Note 14)

Approved on June 21, 2011 on behalf of the Board:

“David Porter”	“Bruce Humphrey”
David Porter, Director	Bruce Humphrey, Director

The accompanying notes are an integral part of these consolidated financial statements.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

(Unaudited)

	THREE MONTHS ENDED
	MARCH 31
	2011	2010
Administrative expenses:
Amortization	$9,844	$397
Accounting and audit fees	34,140	27,000
Bank charges and interest	2,581	1,537
Consulting fees	561,989	11,000
Insurance	3,852	15,000
Exploration and evaluation	2,163,308	—
Investor relations	100,085	13,632
Legal fees	29,054	4,322
Management fees	430,001	16,667
Office and administration	67,933	13,796
Rent	17,068	9,658
Stock-based compensation	2,054,705	335,761
Transfer agent and filing fees	21,854	12,109
Travel and entertainment	47,226	15,004
Wages	116,249	32,531

Loss before other items	(5,659,892)	(508,414)

Other items:
Interest Income	22,657	899
Unrealized loss on foreign exchange	(15,439)	—

Net loss for the period before income taxes	(5,652,671)	(507,515)

Net comprehensive (loss) for the period	$(5,652,671)	$(507,515)
Basic and diluted loss per share	$(0.07)	$(0.02)
Basic and diluted weighted average number of common shares outstanding	82,009,815	23,590,504

The accompanying notes are an integral part of these consolidated financial statements

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	THREE MONTHS ENDED
	MARCH 31
	2011	2010
Cash flows from operating activities
Net loss for the period	$(5,652,671)	$(507,515)
Items not affecting cash
Amortization	9,844	397
Stock-based compensation	2,054,705	335,761
Unrealized loss on foreign exchange	15,439	—

Net change in non-cash working capital items:
Accounts receivable	126,192	(41,213)
Prepaid expenses	82,565	(7,140)
Accounts payable and accrued liabilities	825,190	44,060
Due to related parties	68,635	(40,653)
Cash used in operating activities	(2,470,104)	(216,303)

Cash flows from investing activities
Acquisition costs of 0860132 BC Ltd.	—	(106,480)
Acquisition of equipment	—	(3,531)
Cash used in investing activities	—	(110,011)

Cash flows from financing activities
Share issued for cash, net of share issue costs	740,469	14,189,476
Cash provided by financing activities	740,469	14,189,476

Increase (decrease) in cash	(1,729,632)	13,863,162

Cash and cash equivalents, beginning of the period	24,376,060	1,504,920
Cash and cash equivalents, end of the period	$22,646,428	$15,368,082
Cash consist of:
Cash	$881,895	$1,567,922
Liquid short-term investments	21,764,533	13,800,160
	$22,646,428	$15,368,082

Supplemental disclosures with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(Unaudited)

			SUBSCRIPTIONS
	SHARE CAPITAL		RECEIVED IN	CONTRIBUTED
	NUMBER	AMOUNT	ADVANCE	SURPLUS	DEFICIT	TOTAL
Balance, December 31, 2009 and January 1, 2010	9,279,081	$20,164,894	$1,500,000	$256,477	$(20,631,963)	$1,289,408
Fractional rounding from share consolidation	(80)	—	—	—	—	—
Private placement (Note 7)	10,000,000	1,500,000	(1,500,000)	—	—	—
Private placement (Note 7)	10,000,000	10,000,000	—	—	—	10,000,000
Private placement (Note 7)	1,818,182	5,000,000	—	—	—	5,000,000
Acquisition of 0860132 BC Ltd (Note 5)	5,000,000	9,000,000	—	—	—	9,000,000
Share issue costs - cash	—	(798,551)	—	(11,973)	—	(810,524)
Share issue costs — agent warrants	—	(234,135)	—	234,135	—	—
Tax benefit renounced to flow-through shareholders	—	(636,364)	—	—	—	(636,364)
Stock-based compensation (Note 7)	—	—	—	335,761	—	335,761
Net loss for the period	—	—	—	—	(507,515)	(507,515)
Balance, March 31, 2010	36,097,183	43,995,844		814,400	(21,139,478)	23,670,766
Private placement (Note 7)	9,125,000	15,004,473	—	5,070,527	—	20,075,000
Share issue costs - cash	—	(1,019,762)	—	(325,933)	—	(1,345,695)
Share issue costs — agent warrants	—	(815,688)	—	815,688	—	—
Acquisition costs (Note 5)	32,285,006	79,421,115	—	—	—	79,421,115
Warrant exercise	4,042,000	511,272	—	(19,272)	—	492,000
Stock option exercise	40,000	113,359	—	(53,359)	—	60,000
Stock-based compensation (Note 7)	—	—	—	2,329,091	—	2,329,091
Net loss for the period	—	—	—	—	(11,208,271)	(11,208,271)
Balance, December 31, 2010	81,589,189	137,210,613		8,631,142	(32,347,749)	113,494,006
Warrant exercise	403,500	517,496		(113,996)	—	403,500
Stock option exercise	235,000	680,785		(335,785)	—	345,000
Share issue costs - cash	—	(8,031)		—	—	(8,031)
Stockbased compensation	—	—	—	2,054,705	—	2,054,705
Net loss for the period	—	—	—	—	(5,652,671)	(5,652,671)
Balance, March 31, 2011	82,227,689	$138,400,863	$—	$10,236,066	$(38,000,420)	$110,636,509

The accompanying notes are an integral part of these consolidated financial statements

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

1.                          NATURE OF OPERATIONS AND GOING CONCERN

Alderon Resource Corp. (“the Company”) is an exploration stage company whose common shares trade on the TSX Venture Exchange  and OTCQX and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company was incorporated under the laws of British Columbia on March 17, 1978. The address of the Company’s registered office is #1240 — 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

On September 1, 2004, the Company changed its name from Truax Ventures Corp. to Aries Resource Corp. and then again on September 24, 2008, the Company changed its name from Aries Resource Corp. to Alderon Resource Corp.

On March 3, 2010, pursuant to a special resolution passed by the shareholders on December 8, 2009, the Company consolidated its common shares on a 2 old for 1 new basis. All share and per share amounts are presented on a post-consolidated basis unless stated otherwise.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.                          BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by Canada on January 1, 2011. This represents the Company’s first application of IFRS as at and for the three months ended March 31, 2011, including 2010 comparative periods.  The financial statements have been prepared in accordance with IFRS 1, “First- time Adoption of International Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the international Accounting Standards Board (“IASB”).

A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been applied retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS1. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The impact of the transition from GAAP to IFRS is explained in Note 13.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

2.                          BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (cont’d...)

The interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of condensed interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)                                        The carrying value and the recoverability of mineral properties, which are included in the condensed interim consolidated statements of financial position.

ii)                                     The inputs used in accounting for stock-based compensation expense included in profit and loss.

iii)                                  The valuation allowance applied to deferred tax assets.

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, 0860132 BC Ltd. (“Privco”). A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
0860132 BC Ltd. (“Privco”).	Vancouver, Canada	100%	Exploration and evaluation of mineral properties

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

3.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with maturity of three months or less to be cash equivalents. At March 31, 2011, the Company had $21,764,533 in liquid short-term investments (December 31, 2010 - $23,689,263, January 1, 2010 - $Nil).

Financial Instruments

All financial instruments are initially recognized at fair value on the balance sheet. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss (“FVTPL”), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method.

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

3.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial Instruments (cont’d...)

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 — Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash has been measured using Level 1 inputs.

Exploration and Evaluation

Pre-exploration costs are expensed as incurred. Costs to acquire mineral properties are capitalized as incurred. Costs related to the exploration and development of mineral properties are expensed as incurred.  The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset Retirement Obligation

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Fair value is measured based on management’s best estimate of the enterprise’s cash outflows. Present value is used where the effect of the time value of money is material.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

3.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Asset Retirement Obligation (cont’d...)

The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

For the period presented, the Company doesn’t have any asset retirement obligation.

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Income Tax

Income tax on profit or loss for the year comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

3.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes stockbased compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting installment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The contributed surplus account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credit to other liabilities and included income at the same time the qualifying expenditures are made.

Foreign Currency Translation

The functional currency of the Company and its subsidiary is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

3.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Building	4%
Furniture	20%
Computer and office equipment	30%
Computer software	45%
Exploration equipment	20%

Equipment  is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss. Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Impairment

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

3.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Impairment (cont’d...)

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.   If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

Comprehensive Income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the periods presented, comprehensive loss was the same as net loss.

New standards to be adopted

In November 2009, the IASB published IFRS 9, “Financial Instruments”, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings.  If this option is elected, entitles would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.  IFRS 9 is effective for the Company on January 1, 2013.  Early adoption is permitted and the standard is required to be applied retrospectively.  There is not expected to be a significant impact on the Company upon implementation of the issued standard.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

4.             EQUIPMENT

	BUILDING	COMPUTER AND OFFICE EQUIPMENT	COMPUTER SOFTWARE	EXPLORATION EQUIPMENT	FURNITURE & FIXTURES	TOTAL

Cost at January 1, 2011 and December 31, 2010	$180,000	$10,058	$32,781	$118,396	$2,990	$344,225
Cost at March 31, 2011	$180,000	$10,058	$32,781	$118,396	$2,990	$344,225

Accumulated depreciation at January 1, 2011 and December 31, 2010	$5,400	$2,429	$10,880	$20,709	$517	$39,935
Current period depreciation/depletion	1,800	572	2,464	4,884	124	9,844
Accumulated depreciation at March 31, 2011	$7,200	$3,001	$13,344	$25,593	$641	$49,779

Net book value at January 1, 2011 and December 31, 2010	$174,600	$7,629	$21,901	$97,687	$2,473	$304,290

Net book value at March 31, 2011	$172,800	$7,057	$19,437	$92,803	$2,349	$294,446

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

5.         ACQUISITION

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). In consideration, the Company issued 5,000,000 common shares of the Company to Privco’s shareholders.  On March 3, 2010, the agreement was completed and the Company issued the 5,000,000 post- consolidated common shares to Privco shareholders and paid acquisition costs of $106,480, with a total value of $9,106,480.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated to the individual identifiable assets and liabilities on the basis of their relative fair values as of the date of acquisition. Refer to Note 13 for a discussion of the adjustment to the measurement of the acquisition upon transition from Canadian GAAP to IFRS.

The acquisition of Privco constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

The total purchase price of $9,106,480 includes the following:

Common shares issued	$9,000,000
Acquisition costs	106,480

$9,106,480

The purchase price of $9,106,480 was allocated as follows:

Receivables	$5,820
Exploration and evaluation assets	9,247,596
Current liabilities	(146,936)

$9,106,480

These consolidated financial statements include the results of operations of Privco from March 3, 2010, the date of acquisition.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

6.                            EXPLORATION AND EVALUATION ASSETS

Kami Project

In connection with the acquisition of Privco, The Company acquired an option with Altius Resources Inc. (“Altius”) to acquire a 100% interest in certain claims located in Western Labrador and Quebec (“the claims”).

On December 6, 2010, the Company exercised its option and acquired a 100% interest in the Kamistiatusset (“Kami”) iron ore project in western Labrador. The option was exercised by the Company spending the required $7,000,000 on exploration expenditures and issuing an aggregate of 32,285,006 common shares valued at $79,421,115 from its treasury to Altius. Altius also retains a 3% gross sales royalty on iron ore concentrate from the Kami Project.

Kami Project
Balance, December 31, 2009	$—
Acquisition costs	88,668,711
Balance, December 31, 2010 and March 31, 2011	$88,668,711

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

7.                            SHARE CAPITAL

Share issuances

During the three months ended March 31, 2011, the following share transactions were completed:

•                      403,500 warrants with an exercise price of $1.00 per warrant were exercised for gross proceeds of $403,500.

•                      210,000 stock options with an exercise of $1.50 per option and 25,000 stock options with an exercise price of $1.20 per option were exercised, all for gross proceeds of $345,000.

•            1,900,000 stock options with an exercise price of $3.70 and an expiry date of February 9, 2016 and 100,000 stock options with an exercise price of $3.80 and an expiry date of March 1, 2016 were issued to certain directors, officers, and contractors.

During the year ended December 31, 2010, the following share transactions were completed:

•                     On March 3, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every two pre-consolidated common shares.  The 18,558,162 pre-consolidated common shares were reduced to 9,279,001 post-consolidated common shares. Stock options and warrants were similarly adjusted.

•                     On February 16, 2010, the Company closed a private placement for $10,000,000, through the issuance of 10,000,000 subscription receipts at a price of $1.00 per receipt.  On March 3, 2010, the 10,000,000 subscription receipts issued converted into 10,000,000 common shares of the Company. A cash finder’s fee of $445,500 and 445,500 finder’s warrants valued at $125,862 were issued in connection with this private placement.  Each finder’s warrant entitles the holder to purchase one post-consolidated common share of the Company for $1.00, on or before February 16, 2011. As of March 31, 2011 all of these warrants had been exercised.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

7.                            SHARE CAPITAL (cont’d...)

Share issuances (cont’d...)

•             Also on March 3, 2010, the 10,000,000 subscription receipts issued in December 2009 at $0.15 per subscription receipt for total proceeds of $1,500,000 automatically converted into 10,000,000 common shares of the Company and the proceeds of the financing have been released from escrow.  In connection with this private placement, the Company issued 1,000,000 finder’s warrants, valued at $7,407, each warrant entitling the holder to acquire one post-consolidated common share of the Company for $0.15, on or before December 22, 2010.  As at December 31, 2010 all these warrants had been exercised.

•             On March 3, 2010, the Company issued 5,000,000 common shares in connection with the acquisition of 0860132 BC Ltd. (see Note 4).

•             On March 23, 2010, the Company closed a non-brokered private placement of 1,818,182 flow-through shares (“Flow-Through Shares”) at a price of $2.75 per Flow-Through Share for gross proceeds of $5,000,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada).  In connection with the Flow-Through Private Placement, the Company paid a cash finder’s fee equal to 5% of the gross proceeds received.  The Company also issued 90,910 finder’s warrants valued at $100,866. Each Finder’s Warrant may be exercised for one common share of the Company at an exercise price of $2.75 per Finder’s Warrant for a period of two years.

•             4,042,000 warrants with an exercise price ranging from $0.10 to $1.00 per warrant were exercised for gross proceeds of $492,000. An amount of $19,272 representing the fair value of the warrants on granting was reclassified from contributed surplus to share capital on exercise.

•             40,000 stock options with an exercise price of $1.50 were exercised for gross proceeds of $60,000. An amount of $53,359 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

•             On December 6, 2010, 32,285,006 common shares of the Company with a fair value of $79,421,115 were issued pursuant to the acquisition of 100% interest in Kami project (Note 5). The fair value of these shares was allocated to resource properties.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

7.                                     SHARE CAPITAL (cont’d...)

Share issuances (cont’d...)

•             On December 16, 2010, the Company completed a private placement of 9,125,000 units of the Company at a price of $2.20 per unit for gross proceeds of $20,075,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $2.80 for a period of 24 months from the closing date.  In connection with the private placement, the Company paid the underwriters a cash commission equal to 6% of the gross proceeds and issued 547,500 finder’s warrants, at an exercise price of $2.20 for a period of 24 months from the closing date.  These finder’s warrants include one half of a share purchase warrant exercisable at $2.80 per warrant for a period of 24 months from the closing date.

Warrants

The following weighted average assumptions were used for the Black-Scholes valuation of warrants issued during the period ended March 31, 2011:

	Mach 31, 2011	December 31, 2010
Risk-free interest rate	—	1.20%
Expected life of warrants	—	1.73 years
Annualized volatility	—	94%
Dividend rate	—	0%

The following is a summary of warrants outstanding at March 31, 2011 and December 31, 2010 and changes during the periods then ended.

	March 31, 2011		December 31, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price

Outstanding, beginning of the period	5,604,410	$2.61	3,000,000	(1)	$0.10
Issued	—	—	6,646,410		2.23
Exercise	(403,500)	1.00	(4,042,000)		0.12
Outstanding, end of the period	5,200,910	$2.74	5,604,410		$2.61

(1) These warrants are post a 2:1 share consolidation

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

7.         SHARE CAPITAL (cont’d...)

Warrants (cont’d...)

As at March 31, 2011, the Company had the following warrants outstanding:

Exercise price	Number outstanding		Expiry Date

$2.75	90,910	(1)	March 23, 2012
2.80	4,562,500		December 16, 2012
2.20	547,500	(1)	December 16, 2012
	5,200,910

(1)   Consists of finder’s warrants

Stock Options

The Company has a Rolling Stock Option Plan (the “Plan”), which follows the policies of the TSX Venture Exchange (“TSXV”) regarding stock option awards granted to employees, directors and consultants.  The stock option plan allows a maximum of 10% of the issued shares to be reserved for issuance under the plan.  Options granted under the Plan have a maximum term of 5 years. The vesting terms are at the Board’s discretion.

As at March 31, 2011, the following stock options were outstanding:

	March 31, 2011		December 31, 2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of the year	5,085,000	$1.88	17,500	$3.40
Granted	2,000,000	3.71	5,125,000	1.88
Exercised	(235,000)	1.47	(40,000)	1.50
Cancelled/Expired	—	—	(17,500)	3.40
Outstanding, end of the period	6,850,000	$2.43	5,085,000	1.88
Currently exercisable	1,362,500	$1.51

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

7.         SHARE CAPITAL (cont’d)

Stock Options (cont’d...)

At March 31, 2011, the following stock options were outstanding and exercisable:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date

1,200,000	1,200,000	1.50	March 3, 2015
75,000	56,250	1.88	April 27, 2015
125,000	31,250	2.00	May 1, 2015
325,000	62,500	1.20	July 22, 2015
50,000	12,500	1.53	October 20, 2015
1,900,000	—	1.60	November 8, 2015
1,175,000	—	3.00	December 29, 2015
1,900,000	—	3.70	February 09, 2016
100,000	—	3.80	March 1, 2016

6,850,000	1,362,500

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the period ended March 31, 2011 was $2,054,705 (March 31, 2010 - $335,761).  The weighted average price of options granted in the period was $3.71 (March 31, 2010 - $1.50).

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	March 31, 2011	March 31, 2010
Risk-free interest rate	2.31%	2.26%
Expected life of options	5 years	5 years
Annualized volatility	94%	94%
Expected forfeitures	4.78%	4.78%
Dividend rate	0%	0%

Escrow shares

At March 31, 2011, a total of 9,321,253 (December 31, 2010-18,642,659) shares were held in escrow.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

8.                         SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash transactions during the period ended March 31, 2011:

•          403,500 warrants and 235,000 stock options were exercised with fair market value of $113,994 and $335,784 respectively.

The following were significant non-cash transactions during the period ended March 31, 2010:

•          In connection with the acquisition of Privco (see Note 5), the Company issued 5,000,000 common shares valued at $9,000,000.

•          Agents warrants with a fair value of $232,103 were issued as share issuance costs.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

9.                         RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors and officers, and companies owned by officers and directors as follows:

Related Party	Nature of Transactions
EGM Corp. — owned by Mark Morabito, a director	Corporate services (salaries and benefits, investor relations, rent, office and administration, drilling salaries)
MJM Consulting — owned by Mark Morabito, a director	Management services, Mineral properties — acquisition costs
2051580 Ontario Inc. and Forbes and Manhattan — owned by Stan Bharti, a director	Management and administration services
2250674 Ontario Inc. — owned by Brad Boland, a director	Management services
Bruce Humphrey, a director	Management services and stock-based compensation
Iron Strike Inc. — owned by Matt Simpson, an officer	Management services
Simon Marcotte Consulting Inc. — an officer	Consulting services
Jeff Pontius — a former director	Management services, stock-based compensation
Patrick Gleeson — a former director and an officer	Management services, stock-based compensation
Jeff Durno — a former director	Share issue costs — legal fees
Sonya Atwal — an officer	Stock-based compensation
Mark Morabito — a director	Stock-based compensation
Stan Bharti — a director	Stock-based compensation
Brad Boland — a director	Stock-based compensation
David Porter — a director	Stock-based compensation
Brian Dalton — a director	Stock-based compensation
John Baker — a director	Stock-based compensation
Matt Simpson — an officer	Stock-based compensation
Simon Marcotte — an officer	Stock-based compensation

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

9.                         RELATED PARTY TRANSACTIONS (cont’d)

During the three months ended March 31, 2011, the Company entered into the following transactions with related parties:

	March 31, 2011	March 31, 2010
Expenses:
Management fees	$430,001	$16,667
Consulting	162,508	—
Salaries and benefits	116,249	32,531
Investor relations	3,932	—
Office and administration	52,602	8,094
Rent	17,068	9,658
Stock-based compensation expense	1,356,686	240,833
Mineral property costs:
Drilling salaries included in exploration and evaluation expense	178,936	592,376
Acquisition costs	—	9,000,000

	$2,317,982	$9,900,159

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts owing to the related parties are as following:

EGM Corp. — March 2011 services, $199,732 (December 31, 2010 - $131,097)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment. The fair values of the amounts due to the related parties cannot be determined as there are no special terms of repayment.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

10.                  CAPITAL MANAGEMENT

The Company is in the business of mineral exploration in Canada.  Management determines the Company’s capital structure and makes adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Company considers its capital structure to include shareholders’ equity and working capital.  The Board of Directors has not established quantitative return on capital criteria for capital management but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; and the Company does not generate any revenue, and accordingly the Company is dependent upon external financing to fund both its exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

11.                  FINANCIAL RISK FACTORS

The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties. The fair value of the Company’s accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying value, due to their short-term maturities or ability of prompt liquidation.  The Company’s other financial instrument, cash and cash equivalents, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s receivables consist mainly of Harmonized sales tax receivable due from the Government of Canada, and as such the Company has no significant credit risk with respect to accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 10 to the consolidated financial statements.  Accounts payable and accrued liabilities are due within the one year.

Management has a cash balance of $22,646,428 to settle current liabilities of $1,936,451.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices and foreign exchange rates. Since the Company does not currently possess investments in publicly traded securities, market risk is considered low.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

11.                  FINANCIAL RISK FACTORS (cont’d)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over frequently.

Price Risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Currency Risk

As at March 31, 2011, the Company expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at March 31, 2011, the Company has accounts payable denominated in US dollars of US$16,702 and cash of US$4,301. A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of $1,202.

12.                  SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and evaluation of mineral resources. All of the Company’s equipment and resource properties are located in Canada.

13.                  FIRST-TIME ADOPTION OF IFRS

As stated in Note 2, these consolidated financial statements are the Company’s first interim condensed consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the period ended March 31, 2011 and 2010, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the “Transition Date”.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                  FIRST-TIME ADOPTION OF IFRS (cont’d)

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended March 31, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

(i) Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

The adoption of IFRS has resulted in changes to the Company’s reported financial position, results of operations, and operating and investing cash flow. There was no impact on the Company’s consolidated statement of financial position as of the date of transition to IFRS (January 1, 2010).

In order to allow the users of the financial statements to better understand the changes in accounting policies, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes in accounting policy, see the discussion in Notes to the IFRS Reconciliations below.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                  FIRST-TIME ADOPTION OF IFRS (cont’d)

The January 1, 2010 Canadian GAAP (“CGAAP”) consolidated statement of financial position has been reconciled to IFRS as follows with no changes noted:

	CGAAP		IFRS
	Consolidated		Consolidated
	January 1, 2010	Adjustments	January 1, 2010

Cash	$1,504,920	$—	$1,504,920
Accounts receivables	11,173		11,173
	1,516,093		1,516,093

	$1,516,093		$1,516,093

Accounts payable and accrued liabilities	$181,861		$181,861
Due to related parties	44,824		44,824
	226,685		226,685

Share Capital	20,164,894		20,164,894
Subscriptions received in advance	1,500,000		1,500,000
Contributed surplus	256,477		256,477
Deficit	(20,631,963)		(20,631,963)

	1,289,408		1,289,408
	$1,516,093	$—	$1,516,093

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                               FIRST-TIME ADOPTION OF IFRS (cont’d)

The March 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	CGAAP		IFRS
	Consolidated		Consolidated
	March 31, 2010	Adjustments	March 31, 2010	Ref

Cash	$15,368,082	$—	$15,368,082
Accounts receivables	58,206	—	58,206
Prepaids	7,140	—	7,140
	15,433,428		15,433,428
		—
Equipment	3,134	—	3,134
Resource properties	12,285,312	(3,037,716)	9,247,596	ii
				iii
	$27,721,874		$24,684,158
		—
Accounts payable and accrued liabilities	$309,429	—	$309,429
Due to related parties	67,599	—	67,599
	$377,028		$377,028
		636,364		ii
Deferred tax liability	3,037,716	(3,037,716)	636,364	ii
	3,414,744		1,013,392

Share capital	44,632,208	(636,364)	43,995,844	ii
Contributed surplus	627,020	187,380	814,400	i
Deficit	(20,952,098)	(187,380)	(21,139,478)	i

	24,307,130		23,670,766
	$27,721,874		$24,684,158

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                               FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the 3 month period ended March 31, 2010 has been reconciled to IFRS as follows:

	CGAAP		IFRS
	Consolidated		Consolidated
	For the period ended		For the period ended
	March 31, 2010	Adjustments	March 31, 2010	Ref
Amortization	$397	$—	$397
Audit and accounting	27,000	—	27,000
Bank charges and interest	1,537	—	1,537
Consulting	11,000	—	11,000
Insurance	15,000	—	15,000
Investor relations	13,632	—	13,632
Legal Fees	4,322	—	4,322
Management fees	16,667	—	16,667
Office and administration	13,796	—	13,796
Rent	9,658	—	9,658
Stock based compensation	148,381	187,380	335,761	i
Transfer agent and filing fees	12,109	—	12,109
Travel and entertainment	15,004	—	15,004
Wages	32,531	—	32,531
Loss before other items	(321,034)	—	(508,414)

Interest	899	—	899

Net loss before income taxes	(320,135)	(187,380)	(507,515)	i

Net income for the period	$(320,135)	—	$(507,515)

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                               FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of cash flows for the 3 month period ended March 31, 2010 has been reconciled to IFRS as follows:

	CGAAP		IFRS
	Consolidated		Consolidated
	March 31, 2010	Adjustments	March 31, 2010	Ref
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(320,135)	$(187,380)	$(507,515)	i
Item not affecting cash:				ii
Amortization	397		397
Future income tax recovery	—	—	—	ii
Stock based compensation	148,381	187,380	335,761	i
	(171,357)	—	(171,357)
Changes in non-cash working capital items:
Accounts receivables	(41,213)	—	(41,213)
Prepaid expenses	(7,140)	—	(7,140)
Accounts payable and accrued liabilities	44,060	—	44,060
Due to related party	(40,653)	—	(40,653)
Net cash used in operating activities	(216,303)	—	(216,303)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equip.	(3,531)	—	(3,531)
Acquisition costs : 0860132 BC Ltd.	(106,480)	—	(106,480)

Net cash used in investing activities	(110,011)	—	(110,011)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net of costs)	14,189,476	—	14,189,476
Net cash used in financing activities	14,189,476	—	14,189,476

Increase in cash during the period	13,863,162	—	13,863,162

Cash, beginning of the period	1,504,920	—	1,504,920

Cash, end of the period	$15,368,082	—	$15,368,082

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                               FIRST-TIME ADOPTION OF IFRS (cont’d)

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	CGAAP		IFRS
	Consolidated		Consolidated
	December 31, 2010	Adjustment	December 31, 2010	Ref

Cash	$24,376,060	$—	$24,376,060
Accounts receivables	515,405	—	515,405
Prepaids	656,726	—	656,726
	25,548,191		25,548,191
			—
Equipment	304,290	—	304,290
Resource properties	98,797,975	(3,037,716)	88,668,710	ii
		(7,091,549)		iii
	124,650,456		114,521,191
			—
Accounts payable and accrual liabilities	$896,088		896,088
Due to related parties	131,097		131,097
	1,027,185		1,027,185
			—
Deferred tax liability	1,274,179	(3,037,716)	—	ii
		1,763,537		ii
	2,301,364		1,027,185

Share capital	136,596,977	613,636	137,210,613	ii
Contributed surplus	7,944,488	686,654	8,631,142	i
Deficit	(22,192,373)	(10,155,376)	(32,347,749)	i
	122,349,092		113,494,006
	$124,650,456		$114,521,191

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                               FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the period ended December 31, 2010 has been reconciled to IFRS as follows:

			IFRS
	CGAAP		Consolidated
	Consolidated		for the year
	for the year		December 31,
	December 31, 2010	Adjustment	2010	Ref
Amortization	$39,935	—	$39,935
Audit and accounting	143,298	—	143,298
Bank charges and interest	11,479	—	11,479
Consulting	525,007	—	525,007
Exploration and evaluation	—	7,091,549	7,091,549	iii
Insurance	12,865	—	12,865
Investor relations	300,996	—	300,996
Legal Fees	143,626	—	143,626
Management fees	591,670	—	591,670
Office and administration	152,706	—	152,706
Rent	96,971	—	96,971
Stock based compensation	1,978,198	686,654	2,664,852	i
Transfer agent and filing fees	72,902	—	72,902
Travel and entertainment	217,309	—	217,309
Wages	349,314	—	349,314
Loss before other items	(4,636,276)	(7,778,203)	(12,414,479)

Other items
Interest	62,329		62,329

Net loss before income taxes	(4,573,947)	(7,778,203)	(12,352,150)

Future income tax recovery	3,013,537	(613,636)	636,364	ii
		(1,763,537)		ii
Net income for the period	$(1,560,410)		$(11,715,786)

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                               FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of cash flows for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	CGAAP		IFRS
	Consolidated		Consolidated
	December 31, 2010	Adjustments	December 31, 2010	Ref
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,560,410)	$(686,654)	$(11,715,786)	i
		(613,636)		ii
		(7,091,549)		iii
Item not affecting cash:		(1,763,537)		ii
Amortization	39,935		39,935
Future income tax recovery	(3,013,537)	613,636	(636,364)	ii
		1,763,537		ii
Stockbased compensation	1,978,198	686,654	2,664,852	i
Unrealized gain of foreign exchange	13,732	—	13,732
	(2,542,082)	(7,091,549)	(9,633,631)
Changes in non-cash working capital items:
Accounts receivables	(498,412)	—	(498,412)
Prepaid expenses	(656,726)	—	(656,726)
Accounts payable and accrued liabilities	69,340	547,648	616,988	iii
Due to related party	22,845	—	22,845
Net cash used in operating activities	(3,605,035)	(6,543,901)	(10,148,936)
CASH FLOWS FROM INVESTING ACTIVITIES
Resource property costs	(6,543,901)	6,543,901	—	iii
Acquisition of equip.	(344,225)	—	(344,225)
Acquisition costs : 0860132 BC Ltd.	(106,480)	—	(106,480)
Net cash used in investing activities	(6,994,606)	—	(450,705)
CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net of costs)	33,470,781	—	33,470,781
Net cash used in financing activities	33,470,781	—	33,470,781
Increase in cash during the period	22,871,140	—	22,871,140
Cash, beginning of the period	1,504,920	—	1,504,920
Cash, end of the period	$24,376,060	—	$24,376,060

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                               FIRST-TIME ADOPTION OF IFRS (cont’d)

Notes to the IFRS reconciliations:

i)                                       Share-based payment

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each instalment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at March 31, 2010, this accounting policy change resulted in an increase in contributed surplus of $187,380 (December 31, 2010 - $686,654) and a corresponding increase in stock-based compensation expense.

ii)                                   Income taxes

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as a future (or “deferred”) income tax recovery. As at March 31, 2010, this accounting policy change resulted in a decrease in share capital of $636,364 and a corresponding increase in the amount of deferred tax liability. As at December 31, 2010, this accounting policy change resulted in an increase in share capital of $613,636 and a corresponding decrease in the amount of deferred tax recovery.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

13.                               FIRST-TIME ADOPTION OF IFRS (cont’d)

Notes to the IFRS reconciliations (cont’d):

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). On acquisition of Privco, the Company recognized a future income tax liability $3,037,716 in accordance with Canadian GAAP. Under IAS 12 Income Taxes, the deferred tax liability would not be recognized, either on acquisition or subsequently. This accounting policy change resulted in a write-off of the future income tax liability and a corresponding decrease in the carrying value of resource properties.

Future tax benefit has been offset by a valuation allowance resulted in an increase in the amount of future income tax liability of $1,763,537 and a corresponding decrease in the amount of future income tax recovery as at December 31, 2010.

iii)                               Exploration and Evaluation Expenditures

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). As a result, on transition to IFRS, it is possible to continue to follow the policies previously established by the company or to change to a new policy. Under existing Canadian GAAP, Alderon followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, Alderon will change the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  As at December 31, 2010, this change of policy resulted in a decrease of $7,091,549 (March 31, 2010 - $Nil) in the carrying value of resource properties and a corresponding increase in exploration and evaluation expense account.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2011

14.                               SUBSEQUENT EVENTS

The following transactions occurred subsequent to March 31, 2011:

•                 10,000 stock options with an exercise price of $1.50 were exercised for gross proceeds of $15,000.

•                 237,225 common shares were issued in connection with an exercise of 8,000 warrants and 229,225 agent warrants, all for gross proceeds of $526,695. Upon the exercise of 229,225 agent warrants, 114,612 compensation warrants were issued.

•                 300,000 stock options with an exercise price of $3.40 were issued to a consultant of the Company.